May 5, 2009

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corp.
Registration Statement on Form S-3
Filed March 27, 2009
File No. 333-158266

Form 10-K for Fiscal Year ended December 31, 2008
Filed March 16, 2009
File No. 1-33816

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated May 1, 2009, to Heckmann Corp. (the “Company”) regarding the Registration Statement on Form S-3, File No. 333-158266 (the “Registration Statement”), filed by the Company on March 27, 2009, and the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed by the Company on March 16, 2009 (the “Form 10-K”).

This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Form 10-K.

Form 10-K for the fiscal year ended 12/31/08

Exhibits 31.1 and 31.2, Certifications

Staff Comment:

1. We note your response to prior comment five. Please revise to provide paragraph 4(b). See Regulation S-K Compliance & Disclosure Interpretation 215.02.

Company Response:

In response to the Staff’s comment, the Company has filed an amendment to the Form 10-K to include the revised certifications as requested by the Staff. As noted above, a copy of such amendment is enclosed herewith.

*            *            *            *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely,

Heckmann Corp.

By:	/s/ Donald G. Ezzell
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP

Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)